UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 30, 2019

UBS AG

Commission File Number: 1-15060

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland and
Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the First Quarter 2019 Report of UBS AG, which appears immediately following this page.

UBS AG

First quarter 2019  report

3	Introduction

1.	Risk and capital management
6	Risk management and control
7	Capital management

2.	Consolidated financial statements
13	UBS AG interim consolidated financial statements (unaudited)

Appendix
53	Cautionary statement

Corporate calendar UBS AG

Publication of the second quarter 2019 report:                       Friday, 26 July 2019

Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at  www.ubs.com/investors

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Publisher: UBS AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

First quarter 2019  report

UBS AG consolidated key figures

UBS AG consolidated key figures
	As of or for the quarter ended
USD million, except where indicated	31.3.19	31.12.18	31.3.18
Results
Operating income	7,343	7,083	8,301
Operating expenses	5,890	6,667	6,404
Operating profit / (loss) before tax	1,454	416	1,897
Net profit / (loss) attributable to shareholders	1,069	272	1,412
Profitability and growth[1]
Return on equity (%)[2]	8.1	2.1	10.7
Return on tangible equity (%)[3]	9.3	2.4	12.3
Return on common equity tier 1 capital (%)[4]	12.3	3.1	16.3
Return on risk-weighted assets, gross (%)[5]	11.1	11.0	13.1
Return on leverage ratio denominator, gross (%)[5]	3.2	3.1	3.6
Cost / income ratio (%)[6]	80.0	93.4	76.9
Net profit growth (%)[7]	(24.3)		16.4
Resources
Total assets	956,737	958,055	965,224
Equity attributable to shareholders	53,216	52,256	53,185
Common equity tier 1 capital[8]	34,933	34,608	35,060
Risk-weighted assets[8]	266,581	262,840	266,202
Common equity tier 1 capital ratio (%)[8]	13.1	13.2	13.2
Going concern capital ratio (%)[8]	17.0	16.1	15.9
Total loss-absorbing capacity ratio (%)[8]	32.2	31.3	30.7
Leverage ratio denominator[8]	911,410	904,458	926,914
Common equity tier 1 leverage ratio (%)[8]	3.83	3.83	3.78
Going concern leverage ratio (%)[8]	5.0	4.7	4.6
Total loss-absorbing capacity leverage ratio (%)[8]	9.4	9.1	8.8
Other
Invested assets (USD billion)[9]	3,318	3,101	3,309
Personnel (full-time equivalents)[10]	47,773	47,643	46,433

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information on our performance targets.    2 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders.    3 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders less average goodwill and intangible assets. The definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    4 Calculated as net profit attributable to shareholders (annualized as applicable) / average common equity tier 1 capital.    5 Calculated as operating income before credit loss expense or recovery (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    6 Calculated as operating expenses / operating income before credit loss expense or recovery.    7 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods / net profit attributable to shareholders from continuing operations of comparison period.    8 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of the UBS Group first quarter 2019 report for more information.    9 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    10 As of 31 March 2019, the breakdown of personnel by business division and Corporate Center was: Global Wealth Management: 23,397; Personal & Corporate Banking: 5,133; Asset Management: 2,250; Investment Bank: 5,008; Corporate Center: 11,986.

Changes to our presentation currency

Effective from 1 October 2018, the presentation currency of UBS AG’s consolidated financial statements has changed from Swiss francs to US dollars. Comparative information in this report for periods prior to the fourth quarter of 2018 has been restated. Assets, liabilities and total equity were translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses were translated at the respective average rates prevailing for the relevant periods.

Introduction

Structure of this report

UBS Group AG is the holding company for the UBS Group and the parent company of UBS AG. 100% of the issued shares of UBS AG are held by UBS Group AG. Financial information for UBS AG consolidated does not differ materially from that for UBS Group AG consolidated.

This report includes risk and capital management information for UBS AG consolidated and the interim consolidated financial statements for the quarter ended 31 March 2019. Regulatory information for UBS AG standalone is provided in the 31 March 2019 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

→   Refer to the UBS Group first quarter 2019 report under “Quarterly reporting” at www.ubs.com/investors  for more information

Comparison between UBS Group AG consolidated and UBS AG consolidated

The table on the following page contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated.

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the Group for services provided, including a markup on costs incurred.

–   UBS Group AG consolidated equity was USD 0.5 billion higher compared to the equity of UBS AG consolidated as of 31 March 2019, mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. UBS Group AG is also the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted, largely offset by the treasury shares held to hedge the related share delivery obligation and those acquired as part of our share repurchase program. These effects were partly offset by additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   Going concern capital of UBS AG consolidated was USD 4.1 billion lower than going concern capital of UBS Group AG consolidated as of 31 March 2019, reflecting USD 4.3 billion less additional tier 1 (AT1) capital, partly offset by USD 0.3 billion higher common equity tier 1 (CET1) capital.

–   CET1 capital of UBS AG consolidated was USD 0.3 billion higher than that of UBS Group AG consolidated as of 31 March 2019. The main drivers are differences in equity, in deductions for compensation-related regulatory capital components and in dividend accruals.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.3 billion lower than that of UBS Group AG consolidated as of 31 March 2019, reflecting Deferred Contingent Capital Plan awards and AT1 capital notes. These AT1 capital notes were issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

→   Refer to “Holding company and significant regulated subsidiaries and sub-groups” at www.ubs.com/investors  for an illustration of the consolidation scope differences between UBS AG and UBS Group AG

→   Refer to the “Capital management” section of this report for more information on differences in the loss-absorbing capacity between UBS Group AG consolidated and UBS AG consolidated

Introduction

Comparison UBS Group AG consolidated versus UBS AG consolidated
	As of or for the quarter ended 31.3.19			As of or for the quarter ended 31.12.18
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,218	7,343	(125)	6,972	7,083	(111)
Operating expenses	5,672	5,890	(217)	6,492	6,667	(176)
Operating profit / (loss) before tax	1,546	1,454	92	481	416	65
of which: Global Wealth Management	863	848	16	327	316	11
of which: Personal & Corporate Banking	387	386	1	644	645	(1)
of which: Asset Management	103	103	0	106	105	1
of which: Investment Bank	207	187	20	(78)	(79)	1
of which: Corporate Center	(15)	(71)	56	(518)	(571)	53
Net profit / (loss)	1,139	1,067	72	315	273	42
of which: net profit / (loss) attributable to shareholders	1,141	1,069	72	315	272	42
of which: net profit / (loss) attributable to non-controlling interests	(2)	(2)	0	1	1	0

Statement of comprehensive income
Other comprehensive income	(100)	(90)	(10)	893	895	(2)
of which: attributable to shareholders	(104)	(94)	(10)	892	894	(2)
of which: attributable to non-controlling interests	4	4	0	1	1	0
Total comprehensive income	1,039	977	62	1,208	1,168	41
of which: attributable to shareholders	1,037	974	62	1,207	1,166	41
of which: attributable to non-controlling interests	2	2	0	2	2	0

Balance sheet
Total assets	956,579	956,737	(158)	958,489	958,055	434
Total liabilities	902,739	903,348	(609)	905,386	905,624	(238)
Total equity	53,840	53,389	451	53,103	52,432	671
of which: equity attributable to shareholders	53,667	53,216	451	52,928	52,256	671
of which: equity attributable to non-controlling interests	173	173	0	176	176	0

Capital information
Common equity tier 1 capital	34,658	34,933	(275)	34,119	34,608	(489)
Going concern capital	49,436	45,368	4,068	46,279	42,413	3,865
Risk-weighted assets	267,556	266,581	976	263,747	262,840	907
Common equity tier 1 capital ratio (%)	13.0	13.1	(0.2)	12.9	13.2	(0.2)
Going concern capital ratio (%)	18.5	17.0	1.5	17.5	16.1	1.4
Total loss-absorbing capacity ratio (%)	32.7	32.2	0.5	31.7	31.3	0.5
Leverage ratio denominator	910,993	911,410	(417)	904,598	904,458	140
Common equity tier 1 leverage ratio (%)	3.80	3.83	(0.03)	3.77	3.83	(0.05)
Going concern leverage ratio (%)	5.4	5.0	0.4	5.1	4.7	0.4
Total loss-absorbing capacity leverage ratio (%)	9.6	9.4	0.2	9.3	9.1	0.2

Risk and capital management

Management report

Risk management and control

Risk management and control

UBS AG consolidated risk profile

The risk profile of UBS AG consolidated does not differ materially from that of UBS Group AG consolidated and risk information provided in the UBS Group first quarter 2019 report is equally applicable to UBS AG consolidated.

The credit risk profile of UBS AG consolidated differs from that of UBS Group AG consolidated primarily in relation to receivables of UBS AG and UBS Switzerland AG from UBS Group AG. As a result of these receivables, total banking products exposure of UBS AG consolidated as of 31 March 2019 was USD 1.7 billion, or 0.3%, higher than the exposure of UBS Group, compared with USD 1.8 billion or 0.3% as of 31 December 2018.

→   Refer to the “Risk management and control” section of the UBS Group first quarter 2019 report for more information

Capital management

Going and gone concern requirements and information

UBS AG is considered a systemically relevant bank (SRB) under Swiss banking law and, on a consolidated basis, both UBS Group AG and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRBs.

The Swiss SRB framework and requirements applicable to UBS AG consolidated are consistent with those applicable to UBS Group AG consolidated and are described in the “Capital management” section of our Annual Report 2018, available under “Annual reporting” at www.ubs.com/investors.

UBS AG is subject to going concern requirements on a standalone basis. Capital and other regulatory information for UBS AG standalone and consolidated is provided in the 31 March 2019 Pillar 3 report – UBS Group and significant regulated subsidiaries and sub-groups, which is available under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 March 2019 for UBS AG consolidated.

Swiss SRB going and gone concern requirements and information[1]
As of 31.3.19	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
USD million, except where indicated	RWA		LRD		RWA		LRD

Required loss-absorbing capacity	in %		in %		in %		in %
Common equity tier 1 capital	9.99	26,630	3.20	29,165	10.31	27,483	3.50	31,899
of which: minimum capital	4.90	13,062	1.70	15,494	4.50	11,996	1.50	13,671
of which: buffer capital	4.78	12,743	1.50	13,671	5.50	14,662	2.00	18,228
of which: countercyclical buffer[2]	0.31	825			0.31	825
Maximum additional tier 1 capital	3.90	10,397	1.30	11,848	4.30	11,463	1.50	13,671
of which: high-trigger loss-absorbing additional tier 1 minimum capital	3.10	8,264	1.30	11,848	3.50	9,330	1.50	13,671
of which: high-trigger loss-absorbing additional tier 1 buffer capital	0.80	2,133			0.80	2,133
Total going concern capital	13.89[3]	37,026	4.50	41,013	14.61[4]	38,946	5.00[4]	45,570
Base gone concern loss-absorbing capacity, including applicable add-ons and rebate/reduction	9.74[5]	25,976	3.36[5]	30,623	10.74[6]	28,637	3.83[6]	34,881
Total gone concern loss-absorbing capacity	9.74	25,976	3.36	30,623	10.74	28,637	3.83	34,881
Total loss-absorbing capacity	23.63	63,002	7.86	71,637	25.35	67,583	8.83	80,452

Eligible loss-absorbing capacity
Common equity tier 1 capital	13.10	34,933	3.83	34,933	13.10	34,933	3.83	34,933
High-trigger loss-absorbing additional tier 1 capital[7]	6.17	16,447	1.80	16,447	3.91	10,435	1.14	10,435
of which: high-trigger loss-absorbing additional tier 1 capital	3.91	10,435	1.14	10,435	3.91	10,435	1.14	10,435
of which: low-trigger loss-absorbing tier 2 capital	2.26	6,012	0.66	6,012
Total going concern capital	19.27	51,380	5.64	51,380	17.02	45,368	4.98	45,368
Gone concern loss-absorbing capacity	12.90	34,400	3.77	34,400	15.16	40,412	4.43	40,412
of which: TLAC-eligible debt	11.46	30,548	3.35	30,548	11.46	30,548	3.35	30,548
Total gone concern loss-absorbing capacity	12.90	34,400	3.77	34,400	15.16	40,412	4.43	40,412
Total loss-absorbing capacity	32.18	85,780	9.41	85,780	32.18	85,780	9.41	85,780

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		266,581				266,581
Leverage ratio denominator				911,410				911,410

1 This table includes a rebate equal to 40% of the maximum rebate on the gone concern requirements, which was granted by FINMA and will be phased in until 1 January 2020 plus an additional reduction of 1.27% for the RWA requirement and 0.37% for the LRD requirement, respectively under Swiss SRB as of 1.1.20 rules, for the usage of low-trigger tier 2 capital instruments to fulfill gone concern requirements.    2 Going concern capital ratio requirements include countercyclical buffer requirements of 0.31%.    3 Includes applicable add-ons of 0.72% for risk-weighted assets (RWA).    4 Includes applicable add-ons of 1.44% for risk-weighted assets (RWA) and 0.5% for leverage ratio denominator (LRD).    5 Includes applicable add-ons of 1.08% for RWA and 0.38% for LRD and applicable rebate of 1.86% for RWA and 0.64% for LRD.    6 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD and applicable rebate/reduction of 3.56% for RWA and 1.17% for LRD.    7 Includes outstanding low-trigger loss-absorbing tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until the earlier of (i) their maturity or first call date or (ii) 31 December 2019, and to meet gone concern requirements thereafter. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Capital management

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements		Swiss SRB as of 1.1.20
USD million, except where indicated	31.3.19	31.12.18	31.3.19	31.12.18

Going concern capital
Common equity tier 1 capital	34,933	34,608	34,933	34,608
High-trigger loss-absorbing additional tier 1 capital	10,435	7,805	10,435	7,805
Total loss-absorbing additional tier 1 capital	10,435	7,805	10,435	7,805
Total tier 1 capital	45,368	42,413	45,368	42,413
Low-trigger loss-absorbing tier 2 capital[1]	6,012	6,008
Total tier 2 capital	6,012	6,008
Total going concern capital	51,380	48,421	45,368	42,413

Gone concern loss-absorbing capacity[2]
Low-trigger loss-absorbing additional tier 1 capital[3]	2,380	2,378	2,380	2,378
Total tier 1 capital	2,380	2,378	2,380	2,378
Low-trigger loss-absorbing tier 2 capital[1]	781	771	6,793	6,779
Non-Basel III-compliant tier 2 capital[4]	690	693	690	693
Total tier 2 capital	1,471	1,464	7,483	7,471
TLAC-eligible debt	30,548	29,988	30,548	29,988
Total gone concern loss-absorbing capacity	34,400	33,830	40,412	39,837

Total loss-absorbing capacity
Total loss-absorbing capacity	85,780	82,251	85,780	82,251

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	266,581	262,840	266,581	262,840
Leverage ratio denominator	911,410	904,458	911,410	904,458

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.3	18.4	17.0	16.1
of which: common equity tier 1 capital ratio	13.1	13.2	13.1	13.2
Gone concern loss-absorbing capacity ratio	12.9	12.9	15.2	15.2
Total loss-absorbing capacity ratio	32.2	31.3	32.2	31.3

Leverage ratios (%)
Going concern leverage ratio	5.6	5.4	5.0	4.7
of which: common equity tier 1 leverage ratio	3.83	3.83	3.83	3.83
Gone concern leverage ratio	3.8	3.7	4.4	4.4
Total loss-absorbing capacity leverage ratio	9.4	9.1	9.4	9.1

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore qualify as gone concern loss-absorbing capacity.    4 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

UBS Group AG vs UBS AG consolidated loss-absorbing capacity and leverage ratio information

Swiss SRB going and gone concern information (UBS Group AG vs UBS AG consolidated)
As of 31.3.19	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences

Going concern capital
Common equity tier 1 capital	34,658	34,933	(275)	34,658	34,933	(275)
High-trigger loss-absorbing additional tier 1 capital	12,397	10,435	1,962	12,397	10,435	1,962
Low-trigger loss-absorbing additional tier 1 capital	2,381		2,381	2,381		2,381
Total loss-absorbing additional tier 1 capital	14,778	10,435	4,343	14,778	10,435	4,343
Total tier 1 capital	49,436	45,368	4,068	49,436	45,368	4,068
Low-trigger loss-absorbing tier 2 capital[1]	6,012	6,012	0
Total tier 2 capital	6,012	6,012	0
Total going concern capital	55,448	51,380	4,068	49,436	45,368	4,068

Gone concern loss-absorbing capacity[2]
Low-trigger loss-absorbing additional tier 1 capital		2,380[3]	(2,380)		2,380[3]	(2,380)
Total tier 1 capital		2,380	(2,380)		2,380	(2,380)
Low-trigger loss-absorbing tier 2 capital[1]	781	781	0	6,793	6,793	0
Non-Basel III-compliant tier 2 capital	690	690	0	690	690	0
Total tier 2 capital	1,471	1,471	0	7,483	7,483	0
TLAC-eligible debt	30,548	30,548	0	30,548	30,548	0
Total gone concern loss-absorbing capacity	32,020	34,400	(2,380)	38,032	40,412	(2,380)

Total loss-absorbing capacity
Total loss-absorbing capacity	87,468	85,780	1,688	87,468	85,780	1,688

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	267,556	266,581	976	267,556	266,581	976
Leverage ratio denominator	910,993	911,410	(417)	910,993	911,410	(417)

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	20.7	19.3	1.5	18.5	17.0	1.5
of which: common equity tier 1 capital ratio	13.0	13.1	(0.2)	13.0	13.1	(0.2)
Gone concern loss-absorbing capacity ratio	12.0	12.9	(0.9)	14.2	15.2	(0.9)
Total loss-absorbing capacity ratio	32.7	32.2	0.5	32.7	32.2	0.5

Leverage ratios (%)
Going concern leverage ratio	6.1	5.6	0.4	5.4	5.0	0.4
of which: common equity tier 1 leverage ratio	3.80	3.83	(0.03)	3.80	3.83	(0.03)
Gone concern leverage ratio	3.5	3.8	(0.3)	4.2	4.4	(0.3)
Total loss-absorbing capacity leverage ratio	9.6	9.4	0.2	9.6	9.4	0.2

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 The relevant capital instruments were issued after the new Swiss SRB framework had been implemented and therefore qualify as gone concern loss-absorbing capacity.

Capital management

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital (UBS Group AG vs UBS AG consolidated)
As of 31.3.19
USD million	UBS Group AG (consolidated)	UBS AG (consolidated)	Differences
Total IFRS equity	53,840	53,389	451
Equity attributable to preferred noteholders and non-controlling interests	(173)	(173)	0
Deferred tax assets recognized for tax loss carry-forwards	(6,308)	(6,308)	0
Deferred tax assets on temporary differences, excess over threshold	(344)	(292)	(51)
Goodwill, net of tax	(6,298)	(6,298)	0
Intangible assets, net of tax	(236)	(236)	0
Compensation-related components (not recognized in net profit)	(1,359)		(1,359)
Expected losses on advanced internal ratings-based portfolio less provisions	(379)	(379)	0
Unrealized (gains) / losses from cash flow hedges, net of tax	(564)	(564)	0
Unrealized own credit related to financial liabilities designated at fair value, net of tax, and replacement values	(51)	(51)	0
Prudential valuation adjustments	(104)	(104)	0
Accruals for proposed dividends to shareholders for 2018	(2,648)	(3,250)	602
Other[1]	(717)	(799)	83
Total common equity tier 1 capital	34,658	34,933	(275)
1 Includes accruals for dividends to shareholders for the current year and other items.

Total loss-absorbing capacity and leverage ratio information under Swiss SRB rules applicable as of 1 January 2020

Going concern capital of UBS AG consolidated was USD 4.1 billion lower than going concern capital of UBS Group AG consolidated as of 31 March 2019, primarily reflecting additional tier 1 (AT1) capital of USD 4.3 billion, partly offset by higher common equity tier 1 (CET1) capital of USD 0.3 billion. The gone concern loss-absorbing capacity was USD 2.4 billion higher, due to low-trigger loss-absorbing AT1 capital.

CET1 capital of UBS AG consolidated was USD 0.3 billion higher than that of UBS Group AG consolidated, primarily due to the deductions for compensation-related regulatory capital components that are only reflected at the level of UBS Group AG consolidated. This effect was largely offset by lower equity of UBS AG consolidated, as well as a higher dividend accrual at the UBS AG level.

Going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.3 billion lower than that of UBS Group AG consolidated and relates to AT1 capital notes issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, as well as Deferred Contingent Capital Plan awards granted to eligible employees for the performance years 2014 to 2018.

The difference of USD 2.4 billion in gone concern low-trigger AT1 capital relates to capital instruments that were issued by UBS AG after the new Swiss SRB framework had been implemented and are therefore not recognized within going concern capital but qualify as gone concern loss-absorbing capacity. Issuances of low-trigger AT1 capital from UBS Group AG were all made prior to implementation of the new Swiss SRB framework and therefore qualify as going concern capital.

Differences in capital between UBS Group AG consolidated and UBS AG consolidated related to employee compensation plans will reverse to the extent underlying services are performed by employees of, and are consequently charged to, UBS AG and its subsidiaries. Such reversal generally occurs over the service period of the employee compensation plans.

The leverage ratio framework for UBS AG consolidated is consistent with that of UBS Group AG consolidated. As of 31 March 2019, the going concern leverage ratio of UBS AG consolidated was 0.4 percentage points lower than that of UBS Group AG consolidated, mainly as the going concern capital of UBS AG consolidated was USD 4.1 billion lower.

→   Refer to the “Capital management” section of the UBS Group first quarter 2019 report under “Quarterly reporting” at www.ubs.com/investors  for information on the developments of loss-absorbing capacity, risk-weighted assets and leverage ratio denominator for UBS Group AG consolidated

→   Refer to the “Introduction” section of this report for more information on the differences in equity between UBS AG consolidated and UBS Group AG

Consolidated
financial statements

Unaudited

Table of contents

UBS AG interim consolidated financial statements (unaudited)

13	Income statement
14	Statement of comprehensive income
16	Balance sheet
18	Statement of changes in equity
20	Statement of cash flows

22	1 Basis of accounting
26	2 Segment reporting
27	3 Net interest income
28	4 Net fee and commission income
28	5 Other income
29	6 Personnel expenses
29	7 General and administrative expenses
29	8 Income taxes
30	9 Expected credit loss measurement
33	10 Fair value measurement
41	11 Derivative instruments
42	12 Other assets and liabilities
44	13 Debt issued designated at fair value
44	14 Debt issued measured at amortized cost
45	15 Provisions and contingent liabilities
52	16 Guarantees, commitments and forward starting transactions
52	17 Currency translation rates

UBS AG interim consolidated
financial statements (unaudited)

Income statement
		For the quarter ended
USD million	Note	31.3.19	31.12.18	31.3.18
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,674	2,691	2,389
Interest expense from financial instruments measured at amortized cost	3	(1,912)	(1,810)	(1,409)
Interest income from financial instruments measured at fair value through profit or loss	3	1,346	1,338	1,114
Interest expense from financial instruments measured at fair value through profit or loss	3	(1,006)	(1,013)	(677)
Net interest income	3	1,101	1,207	1,417
Other net income from financial instruments measured at fair value through profit or loss		1,936	1,294	1,973
Credit loss (expense) / recovery	9	(20)	(53)	(26)
Fee and commission income	4	4,566	4,709	5,197
Fee and commission expense	4	(409)	(439)	(433)
Net fee and commission income	4	4,157	4,270	4,764
Other income	5	169	365	174
Total operating income		7,343	7,083	8,301
Personnel expenses	6	3,468	3,262	3,771
General and administrative expenses	7	2,026	3,094	2,371
Depreciation and impairment of property, equipment and software		379	293	246
Amortization and impairment of intangible assets		16	17	16
Total operating expenses		5,890	6,667	6,404
Operating profit / (loss) before tax		1,454	416	1,897
Tax expense / (benefit)	8	387	143	484
Net profit / (loss)		1,067	273	1,413
Net profit / (loss) attributable to non-controlling interests		(2)	1	2
Net profit / (loss) attributable to shareholders		1,069	272	1,412

UBS AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18

Comprehensive income attributable to shareholders
Net profit / (loss)	1,069	272	1,412

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	(151)	(129)	643
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	26	21	106
Foreign currency translation differences on foreign operations reclassified to the income statement	1	(7)	0
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	0	2	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	1	0	0
Subtotal foreign currency translation, net of tax	(122)	(112)	749
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	81	68	(80)
Impairment charges reclassified to the income statement from equity	0	0	0
Realized gains reclassified to the income statement from equity	(1)	0	0
Realized losses reclassified to the income statement from equity	0	0	0
Income tax relating to net unrealized gains / (losses)	(17)	(23)	24
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	62	44	(57)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	588	816	(476)
Net (gains) / losses reclassified to the income statement from equity	(21)	(43)	(134)
Income tax relating to cash flow hedges	(107)	(157)	122
Subtotal cash flow hedges, net of tax	459	616	(488)
Total other comprehensive income that may be reclassified to the income statement, net of tax	399	548	205

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	(160)	(240)	(36)
Income tax relating to defined benefit plans	(16)	218	22
Subtotal defined benefit plans, net of tax	(176)	(22)	(14)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(326)	376	180
Income tax relating to own credit on financial liabilities designated at fair value	8	(8)	(2)
Subtotal own credit on financial liabilities designated at fair value, net of tax	(318)	368	178
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(494)	346	164

Total other comprehensive income	(94)	894	369
Total comprehensive income attributable to shareholders	974	1,166	1,781

Statement of comprehensive income (continued)
	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	(2)	1	2

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	4	1	2
Income tax relating to foreign currency translation movements	0	0	0
Subtotal foreign currency translation, net of tax	4	1	2
Total other comprehensive income that will not be reclassified to the income statement, net of tax	4	1	2
Total comprehensive income attributable to non-controlling interests	2	2	3

Total comprehensive income
Net profit / (loss)	1,067	273	1,413
Other comprehensive income	(90)	895	371
of which: other comprehensive income that may be reclassified to the income statement	399	548	205
of which: other comprehensive income that will not be reclassified to the income statement	(489)	347	166
Total comprehensive income	977	1,168	1,784

UBS AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	31.3.19	31.12.18

Assets
Cash and balances at central banks		110,618	108,370
Loans and advances to banks		16,777	16,642
Receivables from securities financing transactions		100,222	95,349
Cash collateral receivables on derivative instruments	11	25,164	23,603
Loans and advances to customers	9	320,466	321,482
Other financial assets measured at amortized cost	12	22,495	22,637
Total financial assets measured at amortized cost		595,744	588,084
Financial assets at fair value held for trading	10	109,683	104,513
of which: assets pledged as collateral that may be sold or repledged by counterparties		33,828	32,121
Derivative financial instruments	10, 11	111,161	126,212
Brokerage receivables	10	16,275	16,840
Financial assets at fair value not held for trading	10	80,973	82,387
Total financial assets measured at fair value through profit or loss		318,092	329,953
Financial assets measured at fair value through other comprehensive income	10	7,168	6,667
Investments in associates		1,095	1,099
Property, equipment and software		11,642	8,479
Goodwill and intangible assets		6,621	6,647
Deferred tax assets		9,799	10,066
Other non-financial assets	12	6,577	7,062
Total assets		956,737	958,055

Balance sheet (continued)
USD million	Note	31.3.19	31.12.18

Liabilities
Amounts due to banks		9,083	10,962
Payables from securities financing transactions		5,246	10,296
Cash collateral payables on derivative instruments	11	30,319	28,906
Customer deposits		428,129	421,986
Funding from UBS Group AG and its subsidiaries		44,354	41,202
Debt issued measured at amortized cost	14	83,894	91,245
Other financial liabilities measured at amortized cost	12	10,770	7,576
Total financial liabilities measured at amortized cost		611,795	612,174
Financial liabilities at fair value held for trading	10	34,259	28,949
Derivative financial instruments	10, 11	110,809	125,723
Brokerage payables designated at fair value	10	39,326	38,420
Debt issued designated at fair value	10, 13	66,919	57,031
Other financial liabilities designated at fair value	10, 12	32,394	33,594
Total financial liabilities measured at fair value through profit or loss		283,706	283,717
Provisions	15	3,165	3,457
Other non-financial liabilities	12	4,682	6,275
Total liabilities		903,348	905,624

Equity
Share capital		338	338
Share premium		24,651	24,655
Retained earnings		23,886	23,317
Other comprehensive income recognized directly in equity, net of tax		4,341	3,946
Equity attributable to shareholders		53,216	52,256
Equity attributable to non-controlling interests		173	176
Total equity		53,389	52,432
Total liabilities and equity		956,737	958,055

UBS AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Retained earnings
Balance as of 1 January 2018	338	24,633	21,646
Issuance of share capital
Premium on shares issued and warrants exercised		19
Tax (expense) / benefit
Dividends
Translation effects recognized directly in retained earnings			(22)
New consolidations / (deconsolidations) and other increases / (decreases)		14
Total comprehensive income for the period			1,576
of which: net profit / (loss)			1,412
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(14)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			178
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2018	338	24,666	23,200

Balance as of 1 January 2019 before the adoption of IFRIC 23	338	24,655	23,317
Effect of adoption of IFRIC 23			(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	24,655	23,306
Issuance of share capital
Premium on shares issued and warrants exercised
Tax (expense) / benefit		2
Dividends
Translation effects recognized directly in retained earnings			4
New consolidations / (deconsolidations) and other increases / (decreases)		(6)
Total comprehensive income for the period			575
of which: net profit / (loss)			1,069
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans			(176)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit			(318)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 31 March 2019	338	24,651	23,886
1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
4,754	4,455	(61)	360	51,370	59	51,429
				0		0
				19		19
				0		0
				0	(4)	(4)
22		3	20	0		0
				14	8	22
205	749	(57)	(488)	1,781	3	1,784
				1,412	2	1,413
205	749	(57)	(488)	205		205
				(14)		(14)
				178		178
				0	2	2
4,981	5,205	(115)	(108)	53,185	65	53,250

3,946	3,940	(103)	109	52,256	176	52,432
				(11)		(11)
3,946	3,940	(103)	109	52,245	176	52,421
				0		0
				0		0
				2		2
				0	(4)	(4)
(4)			(4)	0		0
				(6)	0	(7)
399	(122)	62	459	974	2	977
				1,069	(2)	1,067
399	(122)	62	459	399		399
				(176)		(176)
				(318)		(318)
				0	4	4
4,341	3,818	(40)	564	53,216	173	53,389

UBS AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	31.3.19	31.3.18

Cash flow from / (used in) operating activities
Net profit / (loss)	1,067	1,413
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	379	246
Amortization and impairment of intangible assets	16	16
Credit loss expense / (recovery)	20	26
Share of net profits of associates / joint ventures and impairment of associates	(15)	(16)
Deferred tax expense / (benefit)	228	288
Net loss / (gain) from investing activities	(73)	157
Net loss / (gain) from financing activities	4,272	(3,911)
Other net adjustments	178	(604)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	(1,696)	1,785
Securities financing transactions	(9,997)	5,254
Cash collateral on derivative instruments	(131)	(1,866)
Loans and advances to customers	(1,570)	(7,194)
Customer deposits	9,797	(3,959)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	1,697	15,394
Brokerage receivables and payables	1,473	4,015
Financial assets at fair value not held for trading, other financial assets and liabilities	(1,266)	(7,005)
Provisions, other non-financial assets and liabilities	(639)	(986)
Income taxes paid, net of refunds	(204)	(141)
Net cash flow from / (used in) operating activities	3,535	2,913

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(1)	(6)
Disposal of subsidiaries, associates and intangible assets[1]	27	30
Purchase of property, equipment and software	(314)	(344)
Disposal of property, equipment and software	2	28
Purchase of financial assets measured at fair value through other comprehensive income	(1,033)	(450)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	610	253
Net (purchase) / redemption of debt securities measured at amortized cost	629	(1,124)
Net cash flow from / (used in) investing activities	(79)	(1,613)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
USD million	31.3.19	31.3.18

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(6,858)	(4,650)
Issuance of long-term debt, including debt issued designated at fair value	14,704	18,458
Repayment of long-term debt, including debt issued designated at fair value	(10,263)	(10,541)
Funding from UBS Group AG and its subsidiaries	2,938	1,936
Net changes in non-controlling interests	(4)	17
Net cash flow from / (used in) financing activities	515	5,221

Total cash flow
Cash and cash equivalents at the beginning of the period	125,853	104,787
Net cash flow from / (used in) operating, investing and financing activities	3,972	6,521
Effects of exchange rate differences on cash and cash equivalents	(1,292)	2,111
Cash and cash equivalents at the end of the period[2]	128,534	113,419
of which: cash and balances at central banks	110,514	97,260
of which: loans and advances to banks	15,735	12,774
of which: money market paper[3]	2,285	3,385

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	1,342	1,696
Interest paid in cash	2,301	1,440
Dividends on equity investments, investment funds and associates received in cash[4]	1,238	571

1     Includes dividends received from associates.    2 USD 4,678 million and USD 3,596 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 31 March 2019 and 31 March 2018, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section in the Annual Report 2018 for more information.    3 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.    4 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Notes to the UBS AG interim
consolidated financial statements (unaudited)

Note 1   Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS AG and its subsidiaries (together “UBS AG”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in US dollars (USD), which is also the functional currency of UBS AG, UBS AG’s Head Office, UBS AG’s London Branch and UBS AG’s US-based operations. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS AG consolidated annual financial statements for the period ended 31 December 2018, except for the changes described in this note. These interim financial statements are unaudited and should be read in conjunction with UBS AG’s audited consolidated financial statements included in the Annual Report 2018. In the opinion of management, all necessary adjustments were made for a fair presentation of UBS AG’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2018.

Adoption of IFRS 16, Leases

Application and transition effect

Effective from 1 January 2019, UBS AG adopted IFRS 16, Leases, which replaced IAS 17, Leases, and sets out the principles for the recognition, measurement, presentation and disclosure of leases.

IFRS 16 introduces a single lessee accounting model and fundamentally changes how UBS AG accounts for operating leases when acting as a lessee, with a requirement to record a right-of-use asset and lease liability on the balance sheet. UBS AG is a lessee in a number of leases, primarily of real estate, including offices, retail branches and sales offices, with a smaller number of IT hardware leases. As permitted by the transitional provisions of IFRS 16, UBS AG elected to apply the modified retrospective approach and has not restated comparative figures. Overall, adoption of IFRS 16 resulted in a USD 3.4 billion increase in both total assets and total liabilities in UBS AG’s consolidated financial statements. There was no effect on equity.

→   Refer to the table below for more information

UBS AG applied the following practical expedients that are permitted on transition to IFRS 16 where UBS AG is the lessee in a lease previously classified as an operating lease:

–   to not reassess whether or not a contract contained a lease;

–   to rely on previous assessments of whether such contracts were considered onerous;

–   to rely on previous sale-and-leaseback assessments;

–   adjust lease terms with the benefit of hindsight with respect to whether extension or termination options are reasonably certain of being exercised;

–   to discount lease liabilities using UBS AG’s incremental borrowing rate in each currency as at 1 January 2019;

–   to initially measure the right-of-use asset at an amount equal to the lease liability for leases previously classified as operating leases, adjusted for existing lease balances such as rent prepayments, rent accruals, lease incentives and onerous lease provisions, but excluding initial direct costs; and

–   to not apply IFRS 16 to leases whose remaining term will end within 12 months from the transition date.

Note 1   Basis of accounting (continued)

The measurement of leases previously classified as finance leases, where UBS AG acts as lessee, has not changed on transition to IFRS 16. Similarly UBS AG has made no adjustments where UBS AG acts as lessor, in either a finance or operating lease, of physical assets it owns. Where UBS AG acts as an intermediate lessor, i.e., enters into a head lease and subleases the asset to a third party, the sublease has been classified as either a finance or operating lease based primarily on whether the sublease term consumes the majority of the remaining useful life of the right-of-use asset arising from the head lease as at the transition date.

The following table reconciles the obligations in respect of operating leases as at 31 December 2018 to the opening lease liabilities recognized on 1 January 2019:

Reconciliation between operating lease commitments disclosed under IAS 17 and lease liabilities recognized under IFRS 16
USD million
Total undiscounted operating lease commitments as of 31 December 2018	4,546
Leases with a remaining term of less than one year as of 1 January 2019	(18)
Excluded service components	(296)
Reassessment of lease term for extension or termination options	424
Total undiscounted lease payments	4,657
Discounted at a weighted average incremental borrowing rate of 3.07%	(720)
IFRS 16 transition adjustment	3,937
Finance lease liabilities as of 31 December 2018	19
Carrying amount of total lease liabilities as of 1 January 2019	3,956

The following table provides details on the determination of right-of-use assets on transition:

Determination of right-of-use assets on transition
USD million	Carrying amount
Other financial assets measured at amortized cost (finance lease assets recognized under IAS 17 as of 31 December 2018)	19
IFRS 16 transition adjustment	3,937
Other non-financial assets (prepaid rent)	19
Other non-financial liabilities (lease incentives)	(204)
Other financial liabilities at amortized cost (rent accruals)	(180)
Provisions (onerous lease provisions)	(131)
Other financial assets at amortized cost (finance lease receivables from subleases as intermediate lessor)	(176)
Property, equipment and software (total right-of-use assets as of 1 January 2019)[1]	3,284

1 Upon adoption of IFRS 16 on 1 January 2019, total liabilities for UBS AG increased by USD 3,422 million, representing USD 3,937 million in newly recognized lease liabilities, less USD 515 million liabilities from lease incentives, rent accruals and onerous lease provisions which were reclassified and presented as part of the right-of-use assets carrying amount. Total assets for UBS AG increased by USD 3,422 million, representing USD 3,246 million in right-of-use assets and USD 176 million in additional finance lease receivables from subleases.

Lease liabilities are presented within Other financial liabilities measured at amortized cost and right-of-use assets within Property, equipment and software. Finance lease receivables are included within Other financial assets measured at amortized cost. Due to the practical expedients taken on transition there was no effect on equity.

During the first quarter of 2019, the weighted average lease term was approximately 9 years and the depreciation charge for right-of-use assets presented within Depreciation and impairment of property, equipment and software was USD 113 million. The interest charge on lease liabilities presented within Interest expense from financial instruments measured at amortized cost was USD 30 million and other rental expenses (including non-lease components paid to landlords) presented within General and administrative expenses were USD 16 million during the first quarter of 2019. This compares with a total rental expense presented in General and administrative expenses of USD 147 million and USD 135 million for the quarters ended 31 March 2018 and 31 December 2018, respectively.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 1   Basis of accounting (continued)

Update to significant accounting policy – Leasing (disclosed in Note 1a, item 15, Leasing  in the financial statements 2018)

UBS AG predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices, retail branches and sales offices, with a small number of IT hardware leases. UBS AG identifies non-lease components of a contract and accounts for them separately from lease components.

When UBS AG is lessee in a lease arrangement, UBS AG recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease term when UBS AG acquires control of the physical use of the asset. Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS AG’s unsecured borrowing rate given the rate implicit in a lease is generally not observable to the lessee. Interest expense on the lease liability is presented within Interest expense from financial instruments measured at amortized cost. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset, with the depreciation presented within Depreciation and impairment of property, equipment and software.

Lease payments generally include fixed payments and variable payments that depend on an index (such as an inflation index). When the lease contains an extension or termination option that UBS AG considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. UBS AG does not typically enter into leases with purchase options or residual value guarantees.

Where UBS AG acts as lessor or sublessor under a finance lease, a receivable is recognized in Other financial assets measured at amortized cost at an amount equal to the present value of the aggregate of the lease payments plus any unguaranteed residual value that UBS AG expects to recover at the end of the lease term. Initial direct costs are also included in the initial measurement of the lease receivable. Lease payments received during the lease term are allocated as repayments of the outstanding receivable. Interest income reflects a constant periodic rate of return on UBS AG’s net investment using the interest rate implicit in the lease (or for subleases, the rate for the head lease). UBS AG reviews the estimated unguaranteed residual value annually, and if the estimated residual value to be realized is less than the amount assumed at lease inception, a loss is recognized for the expected shortfall. Where UBS AG acts as a lessor or sublessor in an operating lease of owned real estate, UBS AG recognizes the operating lease income on a straight-line basis over the lease term.

Lease receivables are subject to impairment requirements as set out in point g. in “Note 1a item 3, Financial instruments”. Expected credit losses (ECL) on lease receivables are determined following the general impairment model within IFRS 9, Financial Instruments, without utilizing the simplified approach of always measuring impairment at the amount of lifetime ECL.

Other changes to accounting policies

Changes in Corporate Center cost allocations and equity attribution to business divisions

In order to further align UBS AG and divisional performance, UBS AG adjusted the methodology for the allocation of Corporate Center – Group Asset and Liability Management (Group ALM) and Corporate Center – Services funding costs and expenses to the business divisions. At the same time, UBS AG updated its funds transfer pricing framework to better reflect the sources and usage of funding. All of these changes are effective as of 1 January 2019 and prior-period segment information has been restated. Together, these changes have decreased the business divisions’ operating results and thereby increased their adjusted cost / income ratios by 1–2 percentage points, with an offsetting effect of USD 0.7 billion in Corporate Center’s operating profit / (loss) before tax.

Corporate Center has retained funding costs for deferred tax assets, costs relating to UBS AG’s legal entity transformation program and other costs not attributable to or representative of the performance of the business divisions.

Alongside the update to allocations and UBS AG’s funds transfer pricing framework, UBS AG has increased the allocation of balance sheet resources from Corporate Center to the business divisions, resulting in USD 223 billion of assets allocated from Corporate Center to the business divisions in restated 2018 numbers, predominantly from high-quality liquid assets and certain other assets centrally managed on behalf of the business divisions.

 Upon adoption of IFRS 16, Leases,  as of 1 January 2019, UBS AG additionally allocated approximately USD 3.4 billion of newly recognized right-of-use assets and finance lease receivables to the business divisions.

→   Refer to “Note 2 Segment reporting” for more information

Note 1   Basis of accounting (continued)

Changes to Corporate Center segment reporting

As announced in the Annual Report 2018, there has been a substantial reduction in the size and resource consumption of the Non-core and Legacy Portfolio. In addition, following the aforementioned changes to UBS AG’s methodology for allocating funding costs and expenses from Corporate Center – Services and Corporate Center – Group Asset and Liability Management (Group ALM) to the business divisions, the operating loss retained in Corporate Center – Services and Corporate Center – Group ALM has been significantly reduced. As a consequence and in compliance with IFRS 8, Operating Segments, beginning with the first quarter 2019 report, UBS AG provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group ALM and Non-core and Legacy Portfolio. Furthermore, UBS AG has operationally combined Group Treasury with Group ALM and calls this combined unit Group Treasury. Prior-period information has been restated.

→   Refer to “Note 2 Segment reporting” for more information

Presentation of dividend income and expense from financial instruments measured at fair value through profit or loss

Effective from the first quarter of 2019, UBS AG refined the presentation of dividend income and expense. This resulted in a reclassification of dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other  net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments). The change aligns the presentation of dividends with related fair value changes from the equity instruments and economic hedges removing volatility that has historically arisen within both Net interest income and Other net income from fair value changes on financial instruments. There is no effect on Total operating income or Net profit / (loss). Prior periods have been restated for this presentational change and the effect on the respective reporting lines is outlined in the table below.

Changes to the presentation of dividend income and expense from financial instruments measured at fair value through profit or loss
	For the quarter ended				Year-to-date
USD million	31.3.18	30.6.18	30.9.18	31.12.18	31.12.18
Interest income from financial instruments measured at fair value through profit or loss	(572)	(636)	(699)	(401)	(2,308)
Interest expense from financial instruments measured at fair value through profit or loss	160	846	175	151	1,331
Net interest income	(412)	210	(524)	(250)	(976)
Other net income from financial instruments measured at fair value through profit or loss	412	(210)	524	250	976

IFRIC 23, Uncertainty over Income Tax Treatments

Effective 1 January 2019, UBS AG adopted IFRIC Interpretation 23, Uncertainty over Income Tax Treatments (IFRIC 23), which addresses how uncertain tax positions should be accounted for under IFRS. IFRIC 23 requires that, where acceptance of the tax treatment by the relevant tax authority is considered probable, it should be assumed as an accounting recognition matter that treatment of the item will ultimately be accepted. Therefore, no tax provision would be required in such cases. However, if acceptance of the tax treatment is not considered probable, the entity is required to reflect that uncertainty using an expected value (i.e., a probability-weighted approach) or the single most likely amount.

Upon adoption of IFRIC 23, on 1 January 2019 UBS AG recognized a net tax expense of USD 11 million in retained earnings.

Amendments to IAS 19, Employee Benefits

Effective 1 January 2019, UBS AG adopted amendments to IAS 19, Employee Benefits, which address the accounting when a plan amendment, curtailment or settlement occurs during the reporting period. The amendments require entities to use the updated actuarial assumption to determine current service cost and net interest for the remainder of the annual reporting period after such an event. The amendments also clarify how the requirements for accounting for a plan amendment, curtailment or settlement affect the asset ceiling requirements. The amendments are effective prospectively for plan amendments, curtailments or settlements that occur on or after 1 January 2019. Adoption on 1 January 2019 had no effect on UBS AG’s financial statements.

Annual Improvements to IFRS Standards 2015–2017 Cycle

Effective 1 January 2019, UBS AG adopted Annual Improvements to IFRS Standards 2015–2017 Cycle, which resulted in amendments to IFRS 3, Business Combinations, IFRS 11, Joint Arrangements, IAS 12, Income Taxes, and IAS 23, Borrowing Costs. Adoption of these amendments on 1 January 2019 had no material effect on UBS AG’s financial statements.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting

Overview and changes in Corporate Center segment reporting

UBS AG‘s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank, all of which are supported by Corporate Center. The four business divisions qualify as reportable segments for the purpose of segment reporting and, together with Corporate Center, reflect the management structure of UBS AG.

→   Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2018 for more information on UBS AG’s reporting segments

As outlined in Note 1, beginning with the first quarter 2019 report, UBS AG provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Asset and Liability Management and Non-core and Legacy Portfolio.

→   Refer to Note 1 for more information

Changes in Corporate Center cost and resource allocation to business divisions

In order to further align UBS AG and divisional performance, UBS AG has adjusted its methodology for the allocation of Corporate Center funding costs and expenses to the business divisions. At the same time, it has updated its funds transfer pricing framework to better reflect the sources and usage of funding. Prior-period information for the first quarter of 2018 has been restated, resulting in a decrease in Operating profit / (loss) before tax for Global Wealth Management of USD 97 million, for Personal & Corporate Banking of USD 37 million, for Asset Management of USD 8 million and for the Investment Bank of USD 51 million, with a corresponding increase in Corporate Center of USD 193 million.

Additionally, UBS AG has increased the allocation of balance sheet resources from Corporate Center to the business divisions. Prior-period information for the fourth quarter of 2018 has been restated, resulting in an increase of Total assets in Global Wealth Management of USD 114 billion, in Personal & Corporate Banking of USD 62 billion, in Asset Management of USD 4 billion and in the Investment Bank of USD 44 billion, with a corresponding decrease of assets in Corporate Center of USD 223 million.

These changes had no effect on the reported results or financial position of UBS AG.

→   Refer to Note 1 for more information

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS AG

For the quarter ended 31 March 2019[1]
Net interest income	1,009	494	(7)	(188)	(207)	1,101
Non-interest income	2,994	462	453	1,975	379	6,262
Income	4,003	956	446	1,787	172	7,363
Credit loss (expense) / recovery	1	2	0	(22)	0	(20)
Total operating income	4,004	958	446	1,764	172	7,343
Personnel expenses	1,900	218	178	701	471	3,468
General and administrative expenses	267	55	48	165	1,491	2,026
Services (to) / from CC and other BDs	975	296	116	706	(2,093)	0
of which: services from Corporate Center	938	320	128	720	(2,106)	0
Depreciation and impairment of property, equipment and software	1	3	0	2	373	379
Amortization and impairment of intangible assets	14	0	0	2	0	16
Total operating expenses	3,156	571	343	1,577	242	5,890
Operating profit / (loss) before tax	848	386	103	187	(71)	1,454
Tax expense / (benefit)						387
Net profit / (loss)						1,067

As of 31 March 2019
Total assets	322,330	199,009	31,033	295,365	109,002	956,737

Note 2   Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS AG

For the quarter ended 31 March 2018[1]
Net interest income[2]	1,021	516	(7)	10	(123)	1,417
Non-interest income[2]	3,384	478	472	2,420	155	6,910
Income	4,405	994	466	2,430	32	8,327
Credit loss (expense) / recovery	3	(14)	0	(16)	0	(26)
Total operating income	4,409	981	466	2,415	31	8,301
Personnel expenses	1,971	186	177	951	486	3,771
General and administrative expenses	319	64	53	167	1,769	2,371
Services (to) / from CC and other BDs	1,015	319	130	729	(2,192)	0
of which: services from Corporate Center	981	350	142	737	(2,210)	0
Depreciation and impairment of property, equipment and software	1	3	0	2	239	246
Amortization and impairment of intangible assets	13	0	0	3	0	16
Total operating expenses	3,319	572	360	1,851	302	6,404
Operating profit / (loss) before tax	1,090	409	106	564	(271)	1,897
Tax expense / (benefit)						484
Net profit / (loss)						1,413

As of 31 December 2018
Total assets	313,737	200,767	28,140	302,434	112,977	958,055

1 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to further discussion in this note and in Note 1.    2 Effective from the first quarter of 2019, UBS AG refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on UBS AG arising from the Investment Bank. Refer to Note 1 for more information.

Note 3 Net interest income1

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[2]	2,028	2,055	1,870
Interest income from securities financing transactions[3]	498	468	305
Interest income from other financial instruments measured at amortized cost	96	90	31
Interest income from debt instruments measured at fair value through other comprehensive income	26	30	38
Interest income from derivative instruments designated as cash flow hedges	26	49	145
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,674	2,691	2,389
Interest expense on loans and deposits[4]	1,137	1,053	721
Interest expense on securities financing transactions[5]	288	282	253
Interest expense on debt issued	457	475	435
Interest expense on lease liabilities[6]	30
Total interest expense from financial instruments measured at amortized cost	1,912	1,810	1,409
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	762	881	980
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	434	359	279
Net interest income from brokerage balances	77	104	179
Interest income from financial instruments at fair value not held for trading	522	540	351
Other interest income	46	49	73
Interest expense on financial instruments designated at fair value	(740)	(727)	(444)
Total net interest income from financial instruments measured at fair value through profit or loss	339	325	437
Total net interest income	1,101	1,207	1,417

1 Effective from the first quarter of 2019, UBS AG refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other net income from financial instruments measured at fair value through profit or loss. Prior-period information was restated accordingly. Refer to Note 1 for more information.    2 Consists of interest income from cash and balances at central banks, loans and advances to banks, and negative interest on amounts due to banks and customer deposits.    3 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    4 Consists of interest expense on amounts due to banks and customer deposits, and negative interest on cash and balances at central banks, loans and advances to banks.    5 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    6 Relates to lease liabilities recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 4  Net fee and commission income

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Underwriting fees	180	184	257
of which: equity underwriting fees	48	118	127
of which: debt underwriting fees	132	66	131
M&A and corporate finance fees	117	122	206
Brokerage fees	828	822	1,026
Investment fund fees	1,177	1,228	1,279
Portfolio management and related services	1,804	1,937	1,949
Other	460	415	481
Total fee and commission income[1]	4,566	4,709	5,197
of which: recurring	2,998	3,220	3,257
of which: transaction-based	1,541	1,456	1,922
of which: performance-based	27	33	18
Brokerage fees paid	79	88	90
Other	329	352	344
Total fee and commission expense	409	439	433
Net fee and commission income	4,157	4,270	4,764
of which: net brokerage fees	748	735	937

1 Reflects third-party fee and commission income for the first quarter of 2019 of USD 2,817 million for Global Wealth Management (fourth quarter of 2018: USD 2,897 million; first quarter of 2018: USD 3,204 million), USD 325 million for Personal & Corporate Banking (fourth quarter of 2018: USD 321 million; first quarter of 2018: USD 342 million), USD 619 million for Asset Management (fourth quarter of 2018: USD 657 million; first quarter of 2018: USD 646 million), USD 783 million for the Investment Bank (fourth quarter of 2018: USD 809 million; first quarter of 2018: USD 972 million) and USD 22 million for Corporate Center (fourth quarter of 2018: USD 26 million; first quarter of 2018: USD 33 million).

Note 5  Other income

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	1	(311)	0
Net gains / (losses) from disposals of investments in associates	4	46	0
Share of net profits of associates and joint ventures	15	481	16
Total	19	216	16
Financial assets measured at fair value through other comprehensive income
Dividend income	1	0	0
Net gains / (losses) from disposals	1	0	0
Total	2	1	1
Income from properties[2]	7	6	6
Net gains / (losses) from disposals of properties held for sale	0	9	0
Income from shared services provided to UBS Group AG or its subsidiaries	120	129	127
Other	21	6	24
Total other income	169	365	174
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches. 2 Includes rent received from third parties.

Note 6  Personnel expenses

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Salaries and variable compensation	2,027	1,803	2,346
Financial advisor variable compensation[1]	960	999	1,032
Contractors	36	48	43
Social security	170	122	201
Pension and other post-employment benefit plans	170	122	21[2]
Other personnel expenses	105	168	127
Total personnel expenses	3,468	3,262	3,771

1 Financial advisor variable compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 132 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 5 Personnel expenses” in the “Consolidated financial statements” section of the first quarter 2018 report for more information.

Note 7  General and administrative expenses

	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Occupancy	89	210	217
Rent and maintenance of IT and other equipment	87	91	80
Communication and market data services	131	133	131
Administration	1,269	1,482	1,371
of which: shared services costs charged by UBS Group AG or its subsidiaries	1,136	1,237	1,224
of which: UK and German bank levy	15	87	0
Marketing and public relations	50	81	74
Travel and entertainment	77	97	84
Professional fees	156	252	207
Outsourcing of IT and other services	146	181	187
Litigation, regulatory and similar matters[1]	(8)	533	(11)
Other	29	33	31
Total general and administrative expenses	2,026	3,094	2,371

1 Reflects the net increase / (release) in provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 15 for more information. Also includes recoveries from third parties (first quarter of 2019: USD 7 million; fourth quarter of 2018: USD 1 million; first quarter of 2018: USD 17 million).

Note 8   Income taxes

UBS AG recognized income tax expenses of USD 387 million for the first quarter of 2019, compared with USD 484 million for the first quarter of 2018.

Current tax expenses were USD 159 million, compared with USD 197 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 228 million, compared with USD 287 million. These include expenses of USD 209 million relating to profits for the current quarter, which primarily reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. In addition, deferred tax expenses in the first quarter of 2019 included a net expense of USD 19 million mainly relating to a decrease in temporary difference DTAs of USD 29 million as the expected value of future tax deductions for deferred compensation awards decreased. This deferred tax expense was partially offset by a tax loss DTA increase of USD 10 million for locations affected by our UK business transfer activity during the quarter.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 20 million in the first quarter of 2019, reflecting expenses of USD 5 million in expected credit losses (ECL) from stage 1 and 2 positions and losses of USD 15 million from credit-impaired (stage 3) positions.

A USD 5 million increase in stage 1 and 2 ECL during the period was primarily the result of updates to macroeconomic and market data in the Investment Bank portfolio, partly offset by recoveries in Global Wealth Management and Personal & Corporate Banking, reflecting improvements in collateral and credit scores.

Stage 3 losses of USD 15 million were recognized, predominantly in the Investment Bank, as well as across a number of defaulted positions in Global Wealth Management and Personal & Corporate Banking.

There have not been any material changes to the models used to calculate ECL and to determine stage allocation in the quarter.

UBS AG uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. The scenario narratives and weights were reviewed and remain unchanged from those applied as of 31 December 2018. Macroeconomic data and market data was updated across all scenarios, as well as the baseline scenario shocks, as of 31 March 2019.

→   Refer to “Note 1a Significant accounting policies item g” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of the Annual Report 2018 for more information

b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables on the following pages provide information on financial instruments and certain non-financial instruments that are subject to ECL. For amortized cost instruments, the net carrying value represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized cost instruments, the allowance does not reduce the carrying value of these financial assets. The carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on notional amounts.

Note 9   Expected credit loss measurement (continued)

USD million	31.3.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	110,618	110,618	0	0	0	0	0	0
Loans and advances to banks	16,777	16,727	50	0	(5)	(2)	0	(3)
Receivables from securities financing transactions	100,222	100,222	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	25,164	25,164	0	0	0	0	0	0
Loans and advances to customers	320,466	299,382	19,465	1,619	(760)	(74)	(142)	(545)
of which: Private clients with mortgages	126,412	116,432	9,217	763	(129)	(16)	(77)	(36)
of which: Real estate financing	36,670	28,945	7,687	39	(61)	(5)	(38)	(18)
of which: Large corporate clients	12,070	11,525	468	77	(109)	(12)	(5)	(91)
of which: SME clients	9,775	8,163	996	616	(262)	(14)	(8)	(240)
of which: Lombard	110,142	110,117	0	24	(20)	(3)	0	(17)
of which: Credit cards	1,446	1,136	294	16	(31)	(7)	(13)	(11)
of which: Commodity trade finance	2,867	2,427	422	19	(81)	(4)	0	(76)
Other financial assets measured at amortized cost	22,495	21,712	292	491	(150)	(40)	(6)	(104)
of which: Loans to financial advisors	3,158	2,942	107	109	(108)	(31)	(3)	(74)
Total financial assets measured at amortized cost	595,744	573,826	19,807	2,110	(917)	(118)	(148)	(651)
Financial assets measured at fair value through other comprehensive income	7,168	7,168	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	602,912	580,994	19,807	2,110	(917)	(118)	(148)	(651)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,434	16,713	506	215	(48)	(6)	(2)	(40)
of which: Large corporate clients	3,505	3,247	118	140	(7)	(1)	(1)	(5)
of which: SME clients	1,205	948	188	69	(30)	0	0	(29)
of which: Financial intermediaries and hedge funds	6,995	6,959	36	0	(3)	(3)	0	0
of which: Lombard	666	666	0	0	0	0	0	0
of which: Commodity trade finance	1,936	1,774	156	6	(1)	(1)	0	0
Irrevocable loan commitments	27,919	27,321	583	15	(44)	(36)	(8)	0
of which: Large corporate clients	19,051	18,660	389	1	(38)	(32)	(7)	0
Forward starting reverse repurchase and securities borrowing agreements	2,058	2,058	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,569	34,085	1,392	92	(39)	(19)	(20)	0
of which: Real estate financing	2,636	2,239	397	0	(19)	(3)	(17)	0
of which: Large corporate clients	4,124	4,055	52	16	(1)	(1)	0	0
of which: SME clients	4,331	4,006	264	62	(7)	(6)	(1)	0
of which: Lombard	4,537	4,537	0	0	0	0	0	0
of which: Credit cards	7,587	7,281	306	0	(6)	(4)	(2)	0
of which: Commodity trade finance	4,154	3,823	321	10	(2)	(2)	0	0
Irrevocable committed prolongation of existing loans	3,450	3,393	52	5	(4)	(2)	(2)	0
Total off-balance sheet financial instruments and other credit lines	86,430	83,570	2,533	328	(134)	(64)	(31)	(40)
Total allowances and provisions					(1,052)	(182)	(179)	(691)
1 The carrying value of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 9   Expected credit loss measurement (continued)

USD million	31.12.18
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	108,370	108,370	0	0	0	0	0	0
Loans and advances to banks	16,642	16,440	202	0	(7)	(4)	(1)	(3)
Receivables from securities financing transactions	95,349	95,349	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,603	23,603	0	0	0	0	0	0
Loans and advances to customers	321,482	299,378	20,357	1,748	(772)	(69)	(155)	(549)
of which: Private clients with mortgages	126,335	115,679	9,859	796	(138)	(16)	(83)	(39)
of which: Real estate financing	36,474	28,578	7,858	38	(59)	(3)	(40)	(16)
of which: Large corporate clients	11,390	10,845	457	88	(95)	(9)	(4)	(82)
of which: SME clients	9,924	8,029	1,263	632	(281)	(13)	(12)	(256)
of which: Lombard	111,722	111,707	0	14	(21)	(4)	0	(17)
of which: Credit cards	1,529	1,216	297	16	(30)	(6)	(13)	(11)
of which: Commodity trade finance	3,260	2,798	445	16	(86)	(5)	(3)	(78)
Other financial assets measured at amortized cost	22,637	21,936	223	478	(155)	(43)	(4)	(109)
of which: Loans to financial advisors	3,291	3,104	62	125	(113)	(34)	(2)	(77)
Total financial assets measured at amortized cost	588,084	565,076	20,782	2,226	(937)	(117)	(159)	(660)
Financial assets measured at fair value through other comprehensive income	6,667	6,667	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	594,750	571,743	20,782	2,226	(937)	(117)	(159)	(660)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,146	17,321	611	215	(43)	(7)	(2)	(34)
of which: Large corporate clients	3,862	3,599	136	127	(8)	(1)	(1)	(6)
of which: SME clients	1,298	1,057	164	77	(26)	0	0	(25)
of which: Financial intermediaries and hedge funds	7,193	7,125	67	0	(4)	(3)	0	0
of which: Lombard	834	834	0	0	0	0	0	0
of which: Commodity trade finance	2,097	1,851	236	11	(1)	(1)	0	0
Irrevocable loan commitments	31,212	30,590	568	53	(37)	(32)	(5)	0
of which: Large corporate clients	22,019	21,492	519	7	(31)	(26)	(4)	0
Forward starting reverse repurchase and securities borrowing agreements	937	937	0	0	0	0	0	0
Committed unconditionally revocable credit lines	38,851	37,338	1,420	93	(36)	(19)	(16)	0
of which: Real estate financing	2,562	2,150	401	11	(17)	(4)	(12)	0
of which: Large corporate clients	4,260	4,152	91	17	(2)	(1)	0	0
of which: SME clients	4,505	4,163	285	57	(7)	(6)	(1)	0
of which: Lombard	7,402	7,402	0	0	0	(1)	0	0
of which: Credit cards	7,343	7,035	309	0	(6)	(4)	(2)	0
of which: Commodity trade finance	3,467	3,209	254	4	(2)	(2)	0	0
Irrevocable committed prolongation of existing loans	3,339	2,861	456	22	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	92,486	89,048	3,055	383	(116)	(59)	(23)	(34)
Total allowances and provisions					(1,054)	(176)	(183)	(695)
1 The carrying value of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 10  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018, which provides more information on valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements and methods applied to calculate fair values for financial instruments not measured at fair value.

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	31.3.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	94,772	12,592	2,319	109,683	88,455	14,096	1,962	104,513
of which:
Government bills / bonds	11,866	1,671	0	13,537	9,554	1,607	0	11,161
Corporate and municipal bonds	483	6,232	417	7,132	558	5,699	651	6,908
Loans	0	1,701	1,451	3,152	0	2,886	680	3,566
Investment fund units	7,308	1,445	247	9,000	6,074	3,200	442	9,716
Asset-backed securities	1	313	138	451	0	248	144	392
Equity instruments	75,114	1,231	54	76,399	72,270	455	46	72,771

Derivative financial instruments	715	109,052	1,394	111,161	753	124,035	1,424	126,212
of which:
Interest rate contracts	0	39,708	431	40,139	0	36,658	418	37,076
Credit derivative contracts	0	1,617	529	2,146	0	1,444	476	1,920
Foreign exchange contracts	346	43,916	22	44,284	311	53,151	30	53,492
Equity / index contracts	7	22,523	406	22,937	3	30,905	496	31,404
Commodity contracts	0	1,185	0	1,185	0	1,768	2	1,769

Brokerage receivables	0	16,275	0	16,275	0	16,840	0	16,840

Financial assets at fair value not held for trading	36,799	40,439	3,735	80,973	35,458	42,516	4,413	82,387
of which:
Government bills / bonds	16,729	4,270	0	20,998	17,687	4,806	0	22,493
Corporate and municipal bonds	779	15,534	0	16,313	781	16,455	0	17,236
Financial assets for unit-linked investment contracts	19,049	4,914	0	23,963	16,694	4,751	0	21,446
Loans	0	8,547	1,084	9,631	0	6,380	1,752	8,132
Securities financing transactions	0	6,927	25	6,952	0	9,899	39	9,937
Auction rate securities	0	0	1,636	1,636	0	0	1,664	1,664
Investment fund units	168	154	113	434	173	125	109	407
Equity instruments	75	60	542	677	123	62	517	702
Other	0	35	335	370	0	38	331	369

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,219	4,949	0	7,168	2,319	4,347	0	6,667
of which:
Government bills / bonds	2,173	13	0	2,186	2,171	69	0	2,239
Corporate and municipal bonds	47	456	0	503	149	348	0	497
Asset-backed securities	0	4,480	0	4,480	0	3,931	0	3,931

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	3,816	0	0	3,816	4,298	0	0	4,298

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[2]	0	57	1	58	0	82	0	82
Total assets measured at fair value	138,321	183,365	7,448	329,133	131,283	201,916	7,800	340,999

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	31.3.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	28,642	5,519	98	34,259	24,413	4,468	69	28,949
of which:
Government bills / bonds	3,944	464	0	4,408	2,423	416	0	2,839
Corporate and municipal bonds	64	3,986	63	4,113	126	3,377	27	3,530
Investment fund units	480	436	0	916	551	137	0	689
Equity instruments	24,154	627	35	24,816	21,313	537	42	21,892

Derivative financial instruments	758	107,904	2,146	110,809	580	122,933	2,210	125,723
of which:
Interest rate contracts	6	35,203	211	35,419	7	32,511	226	32,743
Credit derivative contracts	0	2,628	579	3,207	0	2,203	519	2,722
Foreign exchange contracts	315	44,364	84	44,763	322	52,964	86	53,372
Equity / index contracts	6	24,662	1,270	25,939	1	33,669	1,371	35,041
Commodity contracts	0	988	1	989	0	1,487	0	1,487

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	39,326	0	39,326	0	38,420	0	38,420

Debt issued designated at fair value	0	54,543	12,376	66,919	0	46,074	10,957	57,031

Other financial liabilities designated at fair value	0	31,716	678	32,394	0	32,569	1,025	33,594
of which:
Amounts due under unit-linked investment contracts	0	24,317	0	24,317	0	21,679	0	21,679
Securities financing transactions	0	6,190	0	6,190	0	9,461	0	9,461
Over-the-counter debt instruments	0	1,205	676	1,882	0	1,427	1,023	2,450
Total liabilities measured at fair value	29,400	239,008	15,298	283,706	24,992	244,465	14,260	283,717

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3 – valuation techniques for which significant inputs are not based on observable market data.

Note 10   Fair value measurement (continued)

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

In the first quarter of 2019, a deferred day-1 profit or loss reserve release of USD 126 million was recognized in the income statement, mainly related to loans which are reported within Financial assets at fair value not held for trading on the balance sheet, following an increase in observability.

Deferred day-1 profit or loss reserves
	For the quarter ended
USD million	31.3.19	31.12.18	31.3.18
Reserve balance at the beginning of the period	255	250	338
Profit / (loss) deferred on new transactions	33	48	197
(Profit) / loss recognized in the income statement	(126)	(41)	(56)
Foreign currency translation	(1)	(2)	1
Reserve balance at the end of the period	161	255	479

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately USD 1.8 billion, which were mainly comprised of investment fund units presented in the line Financial assets at fair value held for trading on the balance sheet, were transferred from Level 2 to Level 1 during the first quarter of 2019, generally due to increased levels of trading activity observed within the market for these instruments. Liabilities transferred from Level 2 to Level 1 during the first quarter of 2019 were not material. Assets and liabilities transferred from Level 1 to Level 2 during the first quarter of 2019 were also not material.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		31.3.19			31.12.18
USD billion	31.3.19	31.12.18	31.3.19	31.12.18			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.4	0.7	0.1	0.0	Relative value to market comparable	Bond price equivalent	0	134	92	0	134	89	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.8	2.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	99	0	100	99	points
					Discounted expected cash flows	Credit spread	301	700		301	513		basis points
					Market comparable and securitization model	Discount margin	1	14	2	1	14	2%
Auction rate securities	1.6	1.7	0.0	0.0	Relative value to market comparable	Bond price equivalent	79	99	89	79	99	89	points
Investment fund units[3]	0.4	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.6	0.6	0.0	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			12.4	11.0
Other financial liabilities designated at fair value[4]			0.7	1.0
Derivative financial instruments
Interest rate contracts	0.4	0.4	0.2	0.2	Option model	Volatility of interest rates	46	69		50	81		basis points
Credit derivative contracts	0.5	0.5	0.6	0.5	Discounted expected cash flows	Credit spreads	4	574		4	545		basis points
						Bond price equivalent	3	99		3	99		points
Equity / index contracts	0.4	0.5	1.3	1.4	Option model	Equity dividend yields	0	9		0	12%
						Volatility of equity stocks, equity and other indices	0	109		4	93%
						Equity-to-FX correlation	(45)	64		(39)	67%
						Equity-to-equity correlation	(50)	98		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which mainly include over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Note 10   Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	31.3.19		31.12.18
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	92	(20)	99	(44)
Securities financing transactions	32	(18)	17	(11)
Auction rate securities	80	(80)	81	(81)
Asset-backed securities	32	(28)	27	(23)
Equity instruments	176	(77)	155	(94)
Interest rate derivative contracts, net	6	(26)	8	(39)
Credit derivative contracts, net	32	(37)	33	(37)
Foreign exchange derivative contracts, net	11	(6)	10	(5)
Equity / index derivative contracts, net	188	(217)	213	(225)
Other	17	(17)	19	(19)
Total	667	(527)	661	(578)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were newly classified as measured at fair value through profit or loss and designated as Level 3 in the fair value hierarchy. Certain assets were also reclassified from Financial assets measured at fair value through other comprehensive income to Financial assets at fair value not held for trading. Refer to “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual
Report 2018 for more information.

In the first quarter of 2019, loans reported within Financial assets at fair value not held for trading on the balance sheet, were transferred from Level 3 to Level 2 in the fair value hierarchy, reflecting increased observability.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Movements of Level 3 instruments
				Total gains / (losses) included in comprehensive income
USD billion	Balance as of 31 December 2017	Reclassifi-cations and remeasure- ments upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / (losses) included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2018

Financial assets at fair value held for trading	2.0	0.4	2.4	(0.2)	(0.1)	0.5	(1.5)	0.5	0.0	0.3	0.0	0.1	2.0
of which:
Corporate and municipal bonds	0.6		0.6	0.0	0.0	0.1	(0.5)	0.0	0.0	0.1	0.0	0.0	0.2
Loans	0.5	0.4	0.9	(0.1)	0.0	0.1	(0.8)	0.5	0.0	0.0	0.0	0.0	0.6
Investment fund units	0.6		0.6	(0.2)	(0.2)	0.1	0.0	0.0	0.0	0.2	0.0	0.0	0.7
Other	0.4		0.4	0.1	0.1	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.4

Financial assets at fair value not held for trading	1.5	3.0	4.4	(0.3)	(0.3)	0.9	(0.4)	0.0	0.0	0.1	0.0	0.3	4.9
of which:
Loans	0.8	0.6	1.4	(0.3)	(0.3)	0.8	(0.2)	0.0	0.0	0.1	0.0	0.2	2.0
Auction rate securities		1.9	1.9	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	0.0	0.1	1.8
Equity instruments		0.4	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4
Other	0.7	0.1	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.7

Financial assets measured at fair value through other comprehensive income	0.5	(0.5)

Derivative financial instruments – assets	1.6		1.6	(0.1)	(0.1)	0.0	0.0	0.2	(0.4)	0.0	0.0	0.1	1.4
of which:
Interest rate contracts	0.1		0.1	0.0	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0
Credit derivative contracts	0.6		0.6	(0.1)	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
Equity / index contracts	0.7		0.7	0.0	(0.1)	0.0	0.0	0.2	(0.2)	0.0	0.0	0.0	0.6
Other	0.2		0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3

Derivative financial instruments – liabilities	2.9	0.0	2.9	(0.2)	(0.2)	0.0	0.0	0.5	(0.6)	0.2	(0.1)	0.2	2.8
of which:
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7
Equity / index contracts	2.0		2.0	(0.3)	(0.3)	0.0	0.0	0.4	(0.4)	0.1	(0.1)	0.2	1.8
Other	0.3	0.0	0.3	0.1	0.1	0.0	0.0	0.0	(0.2)	0.1	0.0	0.0	0.3

Debt issued designated at fair value	11.2		11.2	(0.3)	(0.3)	0.0	0.0	2.7	(1.6)	0.4	(0.6)	0.7	12.4

Other financial liabilities designated at fair value	2.0		2.0	(0.3)	(0.3)	0.0	0.0	0.2	(0.6)	0.0	0.0	0.1	1.4

1 Net gains / (losses) included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 31 March 2019 were USD 7.4 billion (31 December 2018: USD 7.8 billion). Total Level 3 liabilities as of 31 March 2019 were USD 15.3 billion (31 December 2018: USD 14.3 billion).

Note 10   Fair value measurement (continued)

	Total gains / (losses) included in comprehensive income
Balance as of 31 December 2018	Net gains / (losses) included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 31 March 2019[2]

2.0	(0.1)	0.0	0.4	(1.5)	1.6	0.0	0.2	(0.2)	0.0	2.3

0.7	0.0	0.0	0.2	(0.4)	0.0	0.0	0.0	(0.1)	0.0	0.4
0.7	(0.1)	0.0	0.1	(0.9)	1.6	0.0	0.0	0.0	0.0	1.5
0.4	0.0	0.0	0.0	(0.2)	0.0	0.0	0.1	(0.1)	0.0	0.2
0.2	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.0	0.0	0.2

4.4	0.1	0.2	0.5	(0.4)	0.0	0.0	0.0	(0.9)	0.0	3.7

1.8	0.1	0.1	0.4	(0.3)	0.0	0.0	0.0	(0.9)	0.0	1.1
1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5

1.4	(0.1)	(0.1)	0.0	0.0	0.5	(0.4)	0.1	(0.1)	0.0	1.4

0.4	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.4
0.5	0.0	0.0	0.0	0.0	0.2	(0.1)	0.0	0.0	0.0	0.5
0.5	(0.1)	(0.1)	0.0	0.0	0.2	(0.2)	0.0	(0.1)	0.0	0.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

2.2	0.1	0.1	0.0	0.0	0.4	(0.4)	0.1	(0.2)	0.0	2.1

0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0	0.6
1.4	0.1	0.1	0.0	0.0	0.2	(0.3)	0.0	(0.2)	0.0	1.3
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3

11.0	0.5	0.4	0.0	0.0	2.8	(1.2)	0.3	(1.0)	0.0	12.4

1.0	0.1	0.1	0.0	0.0	0.1	(0.5)	0.0	0.0	0.0	0.7

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 10   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first quarter of 2019 totaled USD 0.3 billion and USD 1.1 billion, respectively. Transfers into Level 3 were primarily comprised of investment fund units reflecting decreased observability of the relevant net asset value inputs. Transfers out of Level 3 were primarily comprised of loans due to increased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first quarter of 2019 totaled USD 0.4 billion and USD 1.1 billion, respectively. Transfers into and out of Level 3 were primarily comprised of equity-linked issued debt instruments (presented within Debt issued designated at fair value) due to decreased or increased observability, respectively, of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	31.3.19		31.12.18
USD billion	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances at central banks	110.6	110.6	108.4	108.4
Loans and advances to banks	16.8	16.8	16.6	16.6
Receivables from securities financing transactions	100.2	100.2	95.3	95.4
Cash collateral receivables on derivative instruments	25.2	25.2	23.6	23.6
Loans and advances to customers	320.5	322.6	321.5	322.0
Other financial assets measured at amortized cost	22.5	22.5	22.6	22.5
Liabilities
Amounts due to banks	9.1	9.1	11.0	11.0
Payables from securities financing transactions	5.2	5.2	10.3	10.3
Cash collateral payables on derivative instruments	30.3	30.3	28.9	28.9
Customer deposits	428.1	428.2	422.0	422.0
Funding from UBS Group AG and its subsidiaries	44.4	45.1	41.2	41.7
Debt issued measured at amortized cost	83.9	85.4	91.2	93.5
Other financial liabilities measured at amortized cost	10.8	10.8	7.6	7.6

The fair values included in the table above have been calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS AG’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 11  Derivative instruments

a) Derivative instruments

As of 31.3.19, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	40.1	1,114	35.4	1,115	11,049
Credit derivative contracts	2.1	74	3.2	78	0
Foreign exchange contracts	44.3	2,892	44.8	2,752	1
Equity / index contracts	22.9	430	25.9	527	122
Commodity contracts	1.2	50	1.0	40	8
Unsettled purchases of non-derivative financial instruments[5]	0.2	29	0.2	17
Unsettled sales of non-derivative financial instruments[5]	0.2	27	0.3	22
Total derivative financial instruments, based on IFRS netting[6]	111.2	4,617	110.8	4,550	11,180
Further netting potential not recognized on the balance sheet[7]	(100.9)		(97.5)
of which: netting of recognized financial liabilities / assets	(81.4)		(81.4)
of which: netting with collateral received / pledged	(19.5)		(16.0)
Total derivative financial instruments, after consideration of further netting potential	10.2		13.3

As of 31.12.18, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	37.1	1,051	32.7	1,021	10,779
Credit derivative contracts	1.9	74	2.7	78	0
Foreign exchange contracts	53.5	2,626	53.4	2,517	0
Equity / index contracts	31.4	409	35.0	489	106
Commodity contracts	1.8	46	1.5	39	9
Unsettled purchases of non-derivative financial instruments[5]	0.2	17	0.1	6
Unsettled sales of non-derivative financial instruments[5]	0.4	15	0.2	13
Total derivative financial instruments, based on IFRS netting[6]	126.2	4,239	125.7	4,163	10,894
Further netting potential not recognized on the balance sheet[7]	(114.8)		(111.7)
of which: netting of recognized financial liabilities / assets	(90.8)		(90.8)
of which: netting with collateral received / pledged	(24.0)		(20.9)
Total derivative financial instruments, after consideration of further netting potential	11.4		14.0

1 Derivative financial liabilities as of 31 March 2019 include USD 18 million related to derivative loan commitments (31 December 2018: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 16 under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 31 March 2019 or 31 December 2018. No notional amounts related to these instruments are included in this table, but they are disclosed within Note 16 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS AG has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 11  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 31.3.19	Payables 31.3.19	Receivables 31.12.18	Payables 31.12.18
Cash collateral on derivative instruments, based on IFRS netting[1]	25.2	30.3	23.6	28.9
Further netting potential not recognized on the balance sheet[2]	(14.1)	(15.0)	(14.5)	(15.4)
of which: netting of recognized financial liabilities / assets	(12.2)	(13.7)	(13.5)	(14.2)
of which: netting with collateral received / pledged	(1.9)	(1.4)	(1.0)	(1.2)
Cash collateral on derivative instruments, after consideration of further netting potential	11.1	15.3	9.1	13.5

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Note 12  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	31.3.19	31.12.18
Debt securities	12,938	13,562
of which: government bills / bonds	8,094	8,778
Loans to financial advisors[1]	3,158	3,291
Fee- and commission-related receivables	1,816	1,644
Finance lease receivables [2]	1,224	1,091
Settlement and clearing accounts	702	1,039
Accrued interest income	733	700
Other	1,924	1,310
Total other financial assets measured at amortized cost	22,495	22,637
1 Related to financial advisors in the US and Canada. 2 Upon adoption of IFRS 16 on 1 January 2019, Finance lease receivables increased by USD 176 million. Refer to Note 1 for more information.

b) Other non-financial assets

USD million	31.3.19	31.12.18
Precious metals and other physical commodities	3,816	4,298
Bail deposit[1]	1,286	1,312
Prepaid expenses	769	731
Net defined benefit pension and post-employment assets	3	0
VAT and other tax receivables	232	282
Properties and other non-current assets held for sale	58	82
Other	413	358
Total other non-financial assets	6,577	7,062
1 Refer to item 1 in Note 15b for more information.

Note 12  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

USD million	31.3.19	31.12.18
Other accrued expenses	1,670	1,911
Accrued interest expenses	1,326	1,501
Settlement and clearing accounts	1,160	1,477
Lease liabilities[1]	3,873
Other	2,741	2,688
Total other financial liabilities measured at amortized cost	10,770	7,576
1 Relates to lease liabilities of USD 3,956 million recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

d) Other financial liabilities designated at fair value

USD million	31.3.19	31.12.18
Amounts due under unit-linked investment contracts	24,317	21,679
Securities financing transactions	6,190	9,461
Over-the-counter debt instruments	1,882	2,450
of which: life-to-date own credit (gain) / loss	(27)	(51)
Other	5	5
Total other financial liabilities designated at fair value	32,394	33,594

e) Other non-financial liabilities

USD million	31.3.19	31.12.18
Compensation-related liabilities	2,998	4,645
of which: accrued expenses	878	2,400
of which: deferred compensation plans	1,213	1,473
of which: net defined benefit pension and post-employment liabilities	907	773
Current and deferred tax liabilities	953	915
VAT and other tax payables	458	403
Deferred income	170	215
Other	103	98
Total other non-financial liabilities	4,682	6,275

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 13  Debt issued designated at fair value

USD million	31.3.19	31.12.18
Issued debt instruments
Equity-linked[1]	41,033	34,392
Rates-linked	14,430	12,073
Credit-linked	3,389	3,282
Fixed-rate	5,681	5,099
Other	2,386	2,185
Total debt issued designated at fair value	66,919	57,031
of which: life-to-date own credit (gain) / loss	33	(270)
1 Includes investment fund unit-linked instruments issued.

Note 14  Debt issued measured at amortized cost

USD million	31.3.19	31.12.18
Certificates of deposit	6,869	7,980
Commercial paper	21,711	27,514
Other short-term debt	3,453	3,531
Short-term debt[1]	32,033	39,025
Senior unsecured debt	31,964	32,135
Covered bonds	3,815	3,947
Subordinated debt	7,521	7,511
of which: low-trigger loss-absorbing tier 2 capital instruments	6,821	6,808
of which: non-Basel III-compliant tier 2 capital instruments	700	703
Debt issued through the Swiss central mortgage institutions	8,505	8,569
Other long-term debt	55	58
Long-term debt[2]	51,861	52,220
Total debt issued measured at amortized cost[3]	83,894	91,245

1 Debt with an original maturity of less than one year.    2 Debt with original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 15   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions recognized under both IAS 37 and IFRS 9.

USD million	31.3.19	31.12.18
Provisions recognized under IAS 37	3,030	3,341
Provisions for off-balance sheet financial instruments	91	79
Provisions for other credit lines	43	37
Total provisions	3,165	3,457

The following table presents additional information for provisions recognized under IAS 37.

USD million	Operational risks[2]	Litigation, regulatory and similar matters[3]	Restructuring	Real estate	Employee benefits[6]	Other	Total
Balance as of 31 December 2018	45	2,827	215	122	55	77	3,341
Adjustment from adoption of IFRS 16[1]	0	0	(103)	(28)	0	0	(131)
Balance as of 1 January 2019	45	2,827	112	94	55	77	3,210
Increase in provisions recognized in the income statement	4	16	5	0	1	2	28
Release of provisions recognized in the income statement	0	(17)	(4)	0	(2)	0	(23)
Provisions used in conformity with designated purpose	(4)	(134)	(19)	(4)	0	(6)	(167)
Foreign currency translation / unwind of discount	(2)	(15)	1	(1)	0	(1)	(17)
Balance as of 31 March 2019	43	2,677	95[4]	90[5]	54	72	3,030

1 Refer to Note 1 for more information.    2 Comprises provisions for losses resulting from security risks and transaction processing risks.    3 Comprises provisions for losses resulting from legal, liability and compliance risks.    4 Primarily consists of personnel-related restructuring provisions of USD 25 million as of 31 March 2019 (31 December 2018: USD 40 million) and provisions for onerous contracts of USD 64 million as of 31 March 2019 (31 December 2018: USD 170 million).    5 Consists of reinstatement costs for leasehold improvements of USD 81 million as of 31 March 2019 (31 December 2018: USD 83 million) and provisions for onerous contracts of USD 9 million as of 31 March 2019 (31 December 2018: USD 40 million).    6 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS AG is committed to pay for non-lease components, such as utilities, when a property is vacated or not fully recovered from subtenants. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 15b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

UBS operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where UBS may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which UBS believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. UBS makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that UBS has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against UBS, but are nevertheless expected to be, based on UBS’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 15a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of the UBS Group first quarter 2019 report.

Provisions for litigation, regulatory and similar matters by business division and in Corporate Center[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	UBS
Balance as of 31 December 2018	1,003	117	0	269	1,438	2,827
Increase in provisions recognized in the income statement	14	0	0	2	0	16
Release of provisions recognized in the income statement	(13)	0	0	(2)	(2)	(17)
Provisions used in conformity with designated purpose	(49)	(1)	0	(66)	(18)	(134)
Foreign currency translation / unwind of discount	(12)	(2)	0	(2)	1	(15)
Balance as of 31 March 2019	943	114	0	201	1,419	2,677

1 Provisions, if any, for the matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Corporate Center (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Corporate Center.

Note 15  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of illicitly soliciting clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS France S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS France S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 March 2019 reflected provisions with respect to this matter in an amount of USD 516 million. The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 March 2019 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 31 March 2019 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008 and securitized less than half of these loans.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. The settlement remains subject to court approval and proceedings to determine how the settlement funds will be distributed to RMBS holders. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019.

Our balance sheet at 31 March 2019 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

Note 15  Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. The BMIS Trustee appealed. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims and remanded the case to the bankruptcy court for further proceedings. The defendants, including UBS, filed a petition for rehearing in March 2019.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 2.9 billion, of which claims with aggregate claimed damages of USD 1.9 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

Our balance sheet at 31 March 2019 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division terminated the 2012 non-prosecution agreement with UBS AG related to UBS’s submissions of benchmark interest rates, and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the UK Financial Services Authority, the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. In December 2018, UBS entered into a settlement agreement with the New York and other state attorneys general under which it will pay USD 68 million to resolve claims by the attorneys general related to LIBOR. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Note 15  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust and unjust enrichment claims.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR lawsuit dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions have filed amended complaints following the dismissals, which UBS and other defendants have moved to dismiss. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action moved in January 2019 to file an amended complaint seeking to re-name UBS and certain other banks as defendants. UBS and other defendants also moved to dismiss the GBP LIBOR action in December 2016, but that motion was denied as to UBS in December 2018. UBS moved for reconsideration of that decision in January 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 March 2019 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS AG interim consolidated financial statements (unaudited)

Note 15  Provisions and contingent liabilities (continued)

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 March 2019 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 16   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

USD million	31.3.19				31.12.18
	Gross		Sub- partici- pations	Net	Gross		Sub- partici- pations	Net
	Measured at fair value	Not measured at fair value			Measured at fair value	Not measured at fair value
Total guarantees	1,840	17,434	(2,760)	16,514	1,639	18,146	(2,803)	16,982
Loan commitments	6,401	27,919	(690)	33,630	3,535	31,212	(647)	34,099
Forward starting transactions[1]
Reverse repurchase agreements	29,284	2,038			8,117	925
Securities borrowing agreements		20				12
Repurchase agreements	15,321	629			7,926	400
1 Cash to be paid in the future by either UBS or the counterparty.

Note 17   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS AG’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended
	31.3.19	31.12.18	31.12.18	31.3.19	31.12.18	31.3.18
1 CHF	1.00	1.02	1.05	1.00	1.00	1.06
1 EUR	1.12	1.15	1.23	1.14	1.14	1.23
1 GBP	1.30	1.28	1.40	1.31	1.28	1.40
100 JPY	0.90	0.91	0.94	0.91	0.89	0.93

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of UBS AG with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for UBS AG.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across UBS’s affiliated entities or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the timing and nature of the UK exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2018. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis. For prior periods, these values are calculated on the basis of rounded figures displayed in the tables and text.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By: _/s/ Sergio Ermotti________________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner___________   _

      Name: Todd Tuckner

      Title:    Group Controller and

            Chief Accounting Officer

Date:  April 30, 2019